SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer nº 33.042.730/0001-04

NIRE 35-3.0039609.0

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby informs its shareholders and the market in general that as of March 8, 2022, there will be changes regarding the banks responsible for deposit and custody of the ADRs Program of the Common Shares issued by the Company (“ADRs Program”), with Citibank NA acting as depositary bank, and Banco Bradesco SA as custodian bank, as follows:

✓    Depositary Bank: Citibank N.A.

✓    Custodian Bank: Banco Bradesco S.A.

✓    Type of Share: Common

✓    Parity: 1:1 (One Ordinary share corresponds to one ADR)

✓    ISIN Shares: BRCSNAACNOR6

Therefore, investors wishing to issue ADRs must deposit the shares in the custody of Banco Bradesco S.A., User 2653-0, Depositary Bank: Citibank N.A.; Issuer: Companhia Siderúrgica Nacional - Client 103 / 3 – RDE – Electronic Declaratory Registration - Nº RDE-R2201421.

The Company clarifies that the other characteristics of the ADR Program will remain unchanged.

São Paulo, March 07, 2022.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 08, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.